UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Item 1:	Form 6-K dated February 11, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 11, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 11, 2016

Consolidated Net Revenue Rs.72,256 crores, Consolidated PAT Rs.3,508 crores

Consolidated Financial Results for the Quarter and Nine months ended December 31, 2015

For the quarter ended December 31, 2015, Tata Motors reported consolidated revenues (net of excise) of Rs.72,256 crores as against Rs.70,212 crores for the corresponding quarter last year. This broadly reflects:-

•	In Jaguar Land Rover business-Strong sales in the UK , Europe, North America and other Overseas markets which helped in partially offsetting lower sales in China and weaker model mix in the quarter, and

•	In Standalone business-Continued robust volume growth in M&HCV segment.

Consolidated Profit before tax for the quarter was Rs.4,176 crores, against Rs.5,732 crores for the corresponding quarter last year broadly due to weaker sales mix (both model and market), higher depreciation and amortization expenses, non recurrence of an annual China tax rebate (received in Q3 FY 15 but in current year it was received in Q1 FY 16) and other items in the Jaguar Land Rover business.

Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the quarter was Rs.3,508 crores, against the Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) of Rs.3,581 crores for the corresponding quarter last year.

For the nine months ended December 31, 2015, the Consolidated revenue (net of excise) was Rs.1,94,877 crores against Rs.1,95,381 crores for the corresponding period last year. The Consolidated Profit before tax for the nine months ended December 31, 2015 was Rs.7,420 crores against Rs.18,932 crores for the corresponding period last year. Consolidated Profit after tax (post minority interest and profit / loss in respect of associate companies) for the nine months ended December 31, 2015 was Rs.5,847 crores, as against Rs.12,270 crores for the corresponding period last year.

Tata Motors Standalone Financial Results for the Quarter and Nine months ended December 31, 2015

During the quarter, M&HCV continued its growth trajectory with volume growth of 14.8% Y-o-Y on the back of the continued replacement demand, initial fleet expansion demand and better profitability of the freight operators. The strong growth in M&HCV has led to the overall revenue of the Company increasing to Rs.10,001 crores with a growth of 10.4% Y-o-Y. This along with ongoing cost reduction and other margin improvement initiatives have resulted in improvement of 860 bps Y-o-Y (after adjusting for the Singur and other one offs in Q3 FY 15) in the EBITDA margin of the Company.

While the overall LCV continued to decline but several segments of the LCV, both in goods and passenger carrier segment, witnessed positive growth momentum during the quarter. SCV segment (which is part of LCV), though declined during the quarter, witnessed a positive growth in the month of December 2015, which also continued in January 2016.

The sales (including exports) of commercial and passenger vehicles for the quarter ended December 31, 2015, stood at 123,295 units, a decline of 3.3%, as compared to the corresponding quarter last year. The revenues (net of excise) for the quarter ended December 31, 2015 stood at Rs.10,001 crores, as compared to Rs.9,060 crores for the corresponding quarter last year. Operating profit (EBITDA) for the quarter stood at Rs.569 crores with operating margin at 5.7%. Other Income for the quarter included dividend from subsidiaries of Rs.416 crores as against no dividend in the corresponding quarter last year. Loss before and after tax for the quarter ended December 31, 2015 was Rs.203 crores and Rs.201 crores, respectively, against Rs.2,105 crores and Rs.2,123 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for the nine months ended December 31, 2015, stood at Rs.29,800 crores as compared to Rs.25,516 crores in the corresponding period last year. Operating profit (EBITDA) for the nine months stood at Rs.1,718 crores with operating margin at 5.8%. Loss before and after tax for nine months ended December 31, 2015 was Rs.219 crores and Rs.231 crores, respectively, against the Rs.2,818 crores and Rs.3,575 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Jaguar Land Rover wholesales and retails (both excluding China JV) for the quarter were 137,631 units and 128,643 units up 12.6% and 15.3% Y-o-Y, respectively. China JV wholesales and retails for the quarter were 12,830 units and 9,010 units.

Revenues for the quarter ended December 31, 2015 were £5,781 million, compared to £5,879 million for the corresponding quarter last year. Operating profit (EBITDA) for the quarter was £834 million (margin at 14.4%), compared to £1,096 million for the corresponding quarter last year reflecting the overall higher wholesales, offset by lower sales in China primarily driven by the localisation of Evoque and Discovery Sport production and softer sales mix as well as non recurrence of an annual China tax rebate (received in Q3 FY 15 but in current year it was received in Q1) and other items.

Profit before tax was £499 million (after an exceptional item of £30 million of initial insurance recoveries related to Tianjin) for the quarter ended December 31, 2015 compared to £685 million in the corresponding quarter last year driven by lower EBITDA, higher depreciation and amortisation, offset partially by favourable overall revaluation of unrealised FX and commodity hedges and USD debt as well as higher China JV profitability. Share of China JV profit in Q3 FY 16 was £22 million compared to loss of £14 million in the corresponding quarter last year.

During the quarter ended December 31, 2015, initial insurance recoveries of £30 million have been recognised as exceptional income, partially reversing the exceptional charge recognised during quarter ended September 30, 2015 for the Tianjin Port explosion in China.

Profit after Tax was £440 million for the quarter ended December 31, 2015 compared to Profit after tax of £593 million in the corresponding quarter last year.

Revenues for the nine months ended December 31, 2015 were £15,614 million, compared to £16,040 million in the corresponding period last year. Operating profit (EBITDA) was £2,244 million for the nine months, compared to £3,116 million in the corresponding period last year. Operating margin for the nine months stood at 14.4%. Profit before tax for the nine months ended December 31, 2015 was £980 million (after a net exceptional charge of £215 million for the inventory impacted by the Tianjin Port explosion) compared to £2,218 million in the corresponding period last year. Profit after tax for the nine months was £840 million compared to £1,736 million in the corresponding period last year.

Tata Daewoo Commercial Vehicles Co. Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW226 billion and recorded a net profit of KRW12.3 billion in the quarter ended December 31, 2015. Net revenue and net profit for the nine months ended December 31, 2015 stood at KRW642 billion and KRW37.6 billion, respectively.

Tata Motors Finance Ltd

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis registered net revenue from operations of Rs.721 crores and reported a Profit after tax of Rs.33 crores for the quarter ended December 31, 2015. Net revenue from operations and Profit after tax for the nine months ended December 31, 2015 stood at Rs.2,081 crores and Rs.60 crores, respectively.

The Financial Results for the Quarter ended December 31, 2015, are enclosed.

Issued by:

Minari Shah

Head (Corporate Communications)

Tata Motors Limited

Phone: 00 91 22 66657613;

E-Mail: minari@tatamotors.com

www.tatamotors.com

News Release – 2	February 11, 2016

Auditors Report (Consolidated)

INDEPENDENT AUDITORS’ REVIEW REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its jointly controlled entities and its share of the profit/(loss) of its associates for the Quarter and Nine months ended December 31, 2015 (“the Statement”), being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement which is the responsibility of the Holding Company’s Management and approved by the Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard for Interim Financial Reporting (AS 25), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Holding Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	We did not review the interim financial statements / information / results of five subsidiaries included in the consolidated financial results, whose interim financial statements / information / results reflect, total revenues of Rs. 61,366.79 crores and Rs. 163,206.45 crores for the Quarter and Nine months ended December 31, 2015, respectively, and total profit after tax (net) of Rs. 4,254.99 crores and Rs. 7,393.08 crores for the Quarter and Nine months ended December 31, 2015, respectively, as considered in the consolidated financial results. These interim financial statements / information / results have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the reports of the other auditors.

4.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the aforesaid Accounting Standards and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Attention is invited to Note 5 in the Statement. As stated in the note, the changes in the actuarial valuation (net) amounting to Rs. 854.74 crores (debit) (net of tax) and Rs. 2,585.05 crores (credit) (net of tax) for the Quarter and Nine months ended December 31, 2015, respectively, have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

Our report is not qualified in respect of this matter.

6.	The consolidated financial results include the interim financial statements / information / results of twenty subsidiaries and two jointly controlled entities which have not been reviewed / audited by their auditors, whose interim financial statements / information / results reflect total revenue of Rs. 861.69 crores and Rs. 2,812.69 crores for the Quarter and Nine months ended December 31, 2015, respectively, and total loss after tax (net) of Rs. 32.25 crores for the Quarter and total profit after tax (net) of Rs. 33.79 crores for the Nine months ended December 31, 2015, as considered in the consolidated financial results based on the financial statements / information / results which have been certified by the management. The consolidated financial results also include the Group’s share of loss after tax of Rs.1.41 crores for the Quarter and Group’s share of profit after tax of Rs. 7.01 crores for the Nine months ended December 31, 2015 as considered in the consolidated financial results, in respect of three associates, based on their interim financial statements / information / results which have been certified by the management and have not been reviewed / audited by their auditors.

Our report is not qualified in respect of this matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P. Shroff
Partner
(Membership No. 34382)

MUMBAI, February 11, 2016

News Release – 3	February 11, 2016

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

(Rs. in crores )

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

Particulars				Quarter ended			Nine months ended		Year ended
				December 31,	September 30,	December 31,	December 31,		March 31,
				2015	2015	2014	2015	2014	2015
				Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from operations
	(a)	Sales/Income from operations		72,739.21	61,973.82	69,941.50	195,934.36	195,754.56	264,283.25
		Less: Excise duty		1,053.09	1,120.79	819.89	3,214.64	2,318.22	3,548.92
		Net Sales/Income from operations		71,686.12	60,853.03	69,121.61	192,719.72	193,436.34	260,734.33
	(b)	Other operating income		570.28	465.18	1,090.34	2,156.98	1,944.92	2,424.65
	Total income from operations (net)			72,256.40	61,318.21	70,211.95	194,876.70	195,381.26	263,158.98
2	Expenses
	(a)	Cost of materials consumed		38,250.74	33,316.68	40,003.84	108,853.15	111,805.29	149,956.54
	(b)	Purchase of products for sale		3,082.12	2,179.15	2,951.26	9,691.54	9,314.75	13,293.82
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		2,256.13	1,778.98	(257.43)	(2,617.98)	(1,718.48)	(3,330.35)
	(d)	Employee benefits expense		7,437.95	7,011.52	6,712.18	21,428.66	18,765.84	25,548.96
	(e)	Depreciation and amortisation expense		4,339.11	4,427.94	3,338.88	12,590.26	9,531.87	13,388.63
	(f)	Product development/Engineering expenses		856.52	844.17	722.04	2,406.93	2,063.18	2,875.17
	(g)	Other expenses		15,356.46	13,495.09	13,974.56	42,261.76	35,756.77	50,980.37
	(h)	Amount capitalised		(4,363.47)	(4,187.73)	(3,979.68)	(12,516.42)	(11,406.44)	(15,404.18)
		Total expenses		67,215.56	58,865.80	63,465.65	182,097.90	174,112.78	237,308.96
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)			5,040.84	2,452.41	6,746.30	12,778.80	21,268.48	25,850.02
4	Other income			180.62	245.24	221.97	733.09	653.57	898.74
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)			5,221.46	2,697.65	6,968.27	13,511.89	21,922.05	26,748.76
6	Finance costs			1,091.47	1,159.36	1,091.92	3,368.18	2,966.94	4,861.49
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)			4,129.99	1,538.29	5,876.35	10,143.71	18,955.11	21,887.27
8	Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		90.36	113.70	143.98	311.41	23.43	91.72
	(b)	Provision for costs associated with closure of operations and impairment of intangibles of a subsidiary		—	44.31	—	44.31	—	—
	(c)	Employee separation cost		(0.70)	1.73	—	10.37	0.13	92.99
	(d)	Impairment of capitalised fixed assets		163.94	—	—	163.94	—	—
	(e)	Others (refer note 4)		(299.30)	2,493.18	—	2,193.88	—	—
9	Profit/(loss) from ordinary activities before tax (7 - 8)			4,175.69	(1,114.63)	5,732.37	7,419.80	18,931.55	21,702.56
10	Tax expense/(credit) (net)			651.28	(703.57)	2,140.37	1,517.98	6,619.33	7,642.91
11	Net profit/(loss) from ordinary activities after tax (9 - 10)			3,524.41	(411.06)	3,592.00	5,901.82	12,312.22	14,059.65
12	Extraordinary items (net of tax expenses Rs. Nil)			—	—	—	—	—	—
13	Net profit/(loss) for the period (11 + 12)			3,524.41	(411.06)	3,592.00	5,901.82	12,312.22	14,059.65
14	Share of profit of associates (net)			3.55	3.92	2.20	12.45	10.47	13.42
15	Minority interest			(20.42)	(22.62)	(13.48)	(67.58)	(52.90)	(86.78)
16	Net profit/(loss) after taxes, minority interest and share of profit of associates (13 + 14 + 15)			3,507.54	(429.76)	3,580.72	5,846.69	12,269.79	13,986.29
17	Paid-up equity share capital (face value of Rs.2 each)			679.18	679.18	643.78	679.18	643.78	643.78
18	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year								55,595.27
19	Earnings per share (EPS) (refer note 9)
	A.	Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	10.31	(1.27)	10.99	17.31	37.71	42.98
	(b)	Diluted EPS before and after extraordinary items	Rs.	10.31	(1.27)	10.99	17.31	37.70	42.97
	B.	‘A’ Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	10.41	(1.27)	11.09	17.41	37.81	43.08
	(b)	Diluted EPS before and after extraordinary items	Rs.	10.41	(1.27)	11.09	17.41	37.80	43.07
				(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )	(Not annualised )

Segment wise Revenue, Results and Capital Employed

Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’. Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

							(Rs. in crores)
		Quarter ended			Nine months ended		Year ended
		December 31,	September 30,	December 31,	December 31,		March 31,
		2015	2015	2014	2015	2014	2015
	Particulars	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
A.	Segment revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	11,913.14	11,633.98	11,163.12	35,100.68	32,209.13	44,118.13
	- Jaguar and Land Rover	59,968.80	49,391.43	58,784.41	158,819.96	162,292.25	217,828.44
	Less: Intra segment eliminations	(14.41)	(23.50)	(7.02)	(55.21)	(85.38)	(106.84)

	-Total	71,867.53	61,001.91	69,940.51	193,865.43	194,416.00	261,839.73
II.	Others	762.62	712.65	703.01	2,142.27	1,996.78	2,747.79

	Total segment revenue	72,630.15	61,714.56	70,643.52	196,007.70	196,412.78	264,587.52
	Less: Inter segment revenue	(373.75)	(396.35)	(431.57)	(1,131.00)	(1,031.52)	(1,428.54)

	Net income from operations	72,256.40	61,318.21	70,211.95	194,876.70	195,381.26	263,158.98

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	324.52	471.61	(995.02)	1,285.07	(2,021.91)	(2,505.90)
	- Jaguar and Land Rover	4,596.74	1,897.12	7,690.46	11,253.53	23,144.57	28,127.33
	Less: Intra segment eliminations	—	—	—	—	—	—

	-Total	4,921.26	2,368.73	6,695.44	12,538.60	21,122.66	25,621.43
II.	Others	134.63	93.65	87.90	308.14	253.43	375.96

	Total segment results	5,055.89	2,462.38	6,783.34	12,846.74	21,376.09	25,997.39
	Less: Inter segment eliminations	(15.05)	(9.97)	(37.04)	(67.94)	(107.61)	(147.37)

	Net segment results	5,040.84	2,452.41	6,746.30	12,778.80	21,268.48	25,850.02
	Add/(less) : Other income	180.62	245.24	221.97	733.09	653.57	898.74
	Add/(less) : Finance costs	(1,091.47)	(1,159.36)	(1,091.92)	(3,368.18)	(2,966.94)	(4,861.49)
	Add/(less) : Exceptional items	45.70	(2,652.92)	(143.98)	(2,723.91)	(23.56)	(184.71)

	Profit/(loss) before tax	4,175.69	(1,114.63)	5,732.37	7,419.80	18,931.55	21,702.56

		As at September 30,	As at December 31,		As at March 31,
		2015	2015	2014	2015
		Unaudited	Unaudited	Unaudited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	45,794.29	46,076.34	44,396.72	43,437.64
	- Jaguar and Land Rover	91,017.67	89,850.10	72,415.55	69,900.25
	Less: Intra segment eliminations	—	—	—	—

	-Total	136,811.96	135,926.44	116,812.27	113,337.89
II.	Others	1,599.86	1,694.67	1,436.20	1,463.12

	Total capital employed	138,411.82	137,621.11	118,248.47	114,801.01
	Less: Inter segment eliminations	(842.71)	(803.63)	(751.72)	(790.89)

	Net segment capital employed	137,569.11	136,817.48	117,496.75	114,010.12
	Add/(less): Unallocable assets/(liabilities) (net)	(56,623.84)	(56,523.58)	(48,674.10)	(57,748.20)

	Capital employed	80,945.27	80,293.90	68,822.65	56,261.92

Notes :

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 11, 2016.
2)	Figures for the previous periods/year have been regrouped/reclassified, wherever necessary.
3)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary and proportionately for each jointly controlled company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21.
4)	A provision against the carrying value of inventory of Rs.2,493.18 crores (GBP 245 million) was recognised in the quarter ended September 30, 2015, following the assessment of the physical condition of the vehicles involved in the explosion at the port of Tianjin in China in August 2015. During quarter ended December 31, 2015, insurance proceeds of Rs.299.30 crores (GBP 30 million) have been recognised as exceptional income, partially reversing the exceptional charge recognised during quarter ended September 30, 2015. The process for finalising ongoing insurance claims may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when paid or confirmed and have not been recognised in this period.
5)	During the quarter and nine months ended December 31, 2015, an amount of Rs.854.74 crores (net of tax) has been debited and Rs.2,585.05 crores (net of tax) has been credited respectively [Rs.1,593.23 crores (net of tax) and Rs.26.52 crores (net of tax) for the quarter and nine months ended December 31, 2014 have been credited respectively], to “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of Jaguar Land Rover group in the UK, in accordance with IFRS principles and as permitted by AS 21 in the consolidated financial statements.
6)	During the quarter ended December 31, 2015, TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary of the Company has refinanced existing unsecured Multi currency loan of USD 600 million (USD 250 million and SGD 62.8 million maturing in November 2017 and USD 210 million and SGD 114 million maturing in November 2019) by a new syndicated loan of USD 600 million (USD 300 million maturing in October 2020 and USD 300 million maturing in October 2022). The unamortised exchange loss of Rs.75.88 crores and borrowing cost of Rs.47.75 crores of the Multi currency loan, has been debited to Statement of Profit and Loss during the quarter ended December 31, 2015.
7)	Subsequent to the nine months ended December 31, 2015, TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary of the Company has refinanced the existing SGD 350 million 4.25% Senior notes due in May 2018 by a new syndicated loan of USD 250 million maturing on March 2020.

8)	a)	During the nine months ended December 31, 2015, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs.2 each at a premium of Rs.448 per share, aggregating Rs.6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs.2 each at a premium of Rs.269 per share, aggregating Rs.718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

b)	Proceeds from the Rights issue have been utilised upto December 31, 2015 in the following manner:

Particulars	Planned	Actual
	(Rs. in crores)
Funding capital expenditure towards plant and machinery	500.00	500.00
Funding expenditure relating to research and product development	1,500.00	1,302.25
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
General corporate purposes	1,428.00	1,357.99
Issue related expenses	70.00	64.64

Total	7,498.00	7,224.88	*

*	Of the above, Rs.666.41 crores was pending withdrawal as at December 31, 2015.

9)	Basic and diluted earnings per share for the quarter and nine months ended December 31, 2014 and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.
10)	The Statutory Auditors have carried out limited review of the above results.
11)	The full format of the Quarterly Financial Results are available on the Company’s website at www.tatamotors.com/investor/results-press-releases/ as well as on the website of the National Stock Exchange of India Ltd at www.nseindia.com and BSE Ltd at www.bseindia.com.

Tata Motors Limited

Cyrus P Mistry
Mumbai, February 11, 2016	Chairman

News Release – 4	February 11, 2016

Auditors Report (Stand Alone)

INDEPENDENT AUDITORS’ REPORT ON AUDIT OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”) for the Quarter and Nine Months ended December 31, 2015 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been prepared on the basis of the related interim financial statements in accordance with the recognition and measurement principles laid down in Accounting Standard for Interim Financial Reporting (AS 25), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015; and

(ii)	gives a true and fair view in conformity with the aforesaid Accounting Standards and other accounting principles generally accepted in India of the net loss and other financial information of the Company for the Quarter and Nine Months ended December 31, 2015.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B. P. SHROFF

Partner

(Membership No.34382)

Mumbai, February 11, 2016

News Release – 5	February 11, 2016

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN - L28920MH1945PLC004520

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2015

				Quarter ended			Nine months ended		Year ended March 31,
				December 31,	September 30,	December 31,	December 31,
Particulars				2015	2015	2014	2015	2014	2015
				(Rs. in crores )
				Audited	Audited	Audited	Audited	Audited	Audited
1	Income from operations
	(a)	Sales/Income from operations		10,882.32	11,470.03	9,681.92	32,515.37	27,315.60	39,120.10
		Less: Excise duty		992.88	1,068.60	738.35	3,026.88	2,101.29	3,229.60
		Net sales/Income from operations		9,889.44	10,401.43	8,943.57	29,488.49	25,214.31	35,890.50
	(b)	Other operating income		111.18	99.65	116.76	311.54	301.53	411.13
	Total Income from operations (net)			10,000.62	10,501.08	9,060.33	29,800.03	25,515.84	36,301.63
2	Expenses
	(a)	Cost of materials consumed		5,559.91	6,052.41	5,523.45	17,193.73	15,925.82	22,155.23
	(b)	Purchase of products for sale		1,211.25	1,311.10	1,499.31	3,881.06	4,112.50	5,765.24
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		388.44	50.27	(31.57)	31.36	(701.65)	(878.82)
	(d)	Employee benefits expense		781.13	731.10	764.71	2,282.24	2,255.26	3,091.46
	(e)	Depreciation and amortisation expense		605.39	622.58	625.60	1,839.74	1,779.89	2,603.22
	(f)	Product development/Engineering expenses		107.27	97.67	97.66	299.25	297.18	437.47
	(g)	Other expenses		1,755.19	1,914.44	2,313.76	5,480.48	5,867.13	8,087.28
	(h)	Amount capitalised		(263.90)	(267.58)	(266.99)	(787.27)	(843.89)	(1,118.75)
		Total expenses		10,144.68	10,511.99	10,525.93	30,220.59	28,692.24	40,142.33
3	Profit/(loss) from operations before other income, finance costs and exceptional items (1 - 2)			(144.06)	(10.91)	(1,465.60)	(420.56)	(3,176.40)	(3,840.70)
4	Other income
	(a)	Profit on sale of investment in subsidiaries (refer note 4)		1.51	—	13.49	325.99	13.49	13.49
	(b)	Others (refer note 3)		473.26	217.85	44.95	1,346.87	1,784.85	1,867.92
5	Profit/(loss) from ordinary activities before finance costs and exceptional items (3 + 4)			330.71	206.94	(1,407.16)	1,252.30	(1,378.06)	(1,959.29)
6	Finance costs			345.63	364.04	449.90	1,137.28	1,140.77	1,611.68
7	Profit/(loss) from ordinary activities after finance costs but before exceptional items (5 - 6)			(14.92)	(157.10)	(1,857.06)	115.02	(2,518.83)	(3,570.97)
8	Exceptional items
	(a)	Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		25.07	28.17	247.52	62.68	299.34	320.50
	(b)	Provision for investments and costs associated with closure of operations of a subsidiary		—	97.86	—	97.86	—	—
	(c)	Employee separation cost		(0.70)	1.70	—	9.81	0.13	83.25
	(d)	Impairment of capitalised fixed assets		163.94	—	—	163.94	—	—
9	Profit/(loss) from ordinary activities before tax (7 - 8)			(203.23)	(284.83)	(2,104.58)	(219.27)	(2,818.30)	(3,974.72)
10	Tax expense/(credit) (net)			(2.37)	2.64	18.14	11.49	756.40	764.23
11	Net profit/(loss) from ordinary activities after tax (9 - 10)			(200.86)	(287.47)	(2,122.72)	(230.76)	(3,574.70)	(4,738.95)
12	Extraordinary items (net of tax expenses Rs.Nil)			—	—	—	—	—	—
13	Net profit/(loss) for the period (11 + 12)			(200.86)	(287.47)	(2,122.72)	(230.76)	(3,574.70)	(4,738.95)
14	Paid-up equity share capital (face value of Rs.2 each)			679.18	679.18	643.78	679.18	643.78	643.78
15	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year								14,195.94
16	Earnings per share (EPS) (refer note 6)
	A.	Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	(0.59)	(0.85)	(6.53)	(0.68)	(10.99)	(14.57)
	(b)	Diluted EPS before and after extraordinary items	Rs.	(0.59)	(0.85)	(6.53)	(0.68)	(10.99)	(14.57)
	B.	‘A’ Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS before and after extraordinary items	Rs.	0.59)	(0.85)	(6.53)	(0.68)	(10.99)	(14.57)
	(b)	Diluted EPS before and after extraordinary items	Rs.	(0.59)	(0.85)	(6.53)	(0.68)	(10.99)	(14.57)
				(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Notes:-

1)	The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on February 11, 2016.
2)	Figures for the previous periods/year have been regrouped/reclassified, wherever necessary.
3)	Other income for the quarter and nine months ended December 31, 2015, includes dividend from subsidiaries of Rs.416.12 crores and Rs.971.13 crores, respectively (Rs.Nil and Rs.1,623.41 crores for the quarter and nine months ended December 31, 2014, respectively).
4)	Profit on sale of investment in subsidiaries for the quarter and nine months ended December 31, 2015 includes an additional consideration of Rs.Nil and Rs.324.48 crores, respectively from TML Holdings Pte Ltd, Singapore, a wholly owned subsidiary towards divestment of investments in the quarter ended December 31, 2013 in a foreign subsidiary.

5)	a)	During the nine months ended December 31, 2015, the Company allotted 15,04,90,480 Ordinary shares (including 3,20,49,820 shares underlying the ADRs) of Rs.2 each at a premium of Rs.448 per share, aggregating Rs.6,772.07 crores and 2,65,09,759 ‘A’ Ordinary shares of Rs.2 each at a premium of Rs.269 per share, aggregating Rs.718.42 crores pursuant to the Rights issue. 1,54,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

b)	Proceeds from the Rights issue have been utilised upto December 31, 2015 in the following manner :

Particulars	Planned	Actual
	(Rs. in crores )
Funding capital expenditure towards plant and machinery	500.00	500.00
Funding expenditure relating to research and product development	1,500.00	1,302.25
Repayment, in full or part, of certain long-term and short-term borrowings availed by the Company	4,000.00	4,000.00
General corporate purposes	1,428.00	1,357.99
Issue related expenses	70.00	64.64

Total	7,498.00	7,224.88	*

*	Of the above, Rs.666.41 crores was pending withdrawal as at December 31, 2015.

6)	Basic and diluted earnings per share for quarter and nine months ended December 31, 2014 and year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the Rights issue.
7)	The listed Non-Convertible Debentures of the Company aggregating to Rs.700 crores as at December 31, 2015 are secured by way of English mortgage/charge by the Company’s various properties and assets, both movable and immovable (excluding stock and book debts) and the asset cover thereof exceeds hundred percent of the principal amount of the said debenture.
8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting are considered to constitute one single primary segment.
9)	The Statutory Auditors have carried out an audit of the above results.
10)	The full format of the Quarterly Financial Results are available on the Company’s website at www.tatamotors.com/investor/results-press-releases/ as well as on the website of the National Stock Exchange of India Ltd at www.nseindia.com and BSE Ltd at www.bseindia.com.

Tata Motors Limited

Cyrus P Mistry
Mumbai, February 11, 2016	Chairman

For further press queries please contact Ms Minari Shah at +91 22 6665 7289 or email at: minari@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.